R. Bruce McDonald
Executive Vice President
and Chief Financial Officer
Johnson Controls, Inc.
Post Office Box 591
5757 N. Green Bay Avenue, Milwaukee, WI 53201-0591
Tel (414) 524-3422 Fax (414) 524-2077

September 4, 2009
VIA EDGAR AND FEDEX
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 4631
Washington, D.C. 20549

RE:	Johnson Controls, Inc. Registration Statement on Form S-4 Filed August 20, 2009 File No. 333-161456 Schedule TO-I Filed on August 20, 2009 File No. 5-12663
Dear Ms. Long:
     This letter sets forth the responses of Johnson Controls, Inc. (the “Company”) to the comments contained in the letter, dated September 2, 2009, of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 and Schedule TO-I. For your convenience, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Company’s response.
     Enclosed please find a copy of amendment No. 1 to the registration statement, which was filed today via EDGAR with the Commission. The amendment has been marked to show changes from the original registration statement filed with the Commission on August 20, 2009.
Form S-4
Early Commencement
1.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Johnson Controls will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response: The Company confirms that it will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.
Prospectus Cover Page
2.	The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language that the prospectus is “Subject to Completion” from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response: The Company has deleted the “Subject to Completion” language from the cover page of the prospectus in accordance with the Staff’s comment.
Cautionary Note for Forward-Looking Statements, page ii
3.	We note your disclosure that you “undertake no obligation, and we disclaim any obligation, to update or revise publicly any forward-looking statements...” This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Therefore, please revise this disclosure accordingly.

Response: The Company has amended the referenced statement in accordance with the Staff’s comment.
Where You Can Find More Information, page ii
4.	Please remove the language in the last sentence of the second paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Response: The Company has deleted the referenced language in accordance with the Staff’s comment.
Incorporation by Reference, page iv
5.	The Schedule TO-I does not permit forward-incorporation by reference. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response: The Company confirms that it will amend its Schedule TO-I to specifically include any information that is deemed to be forward-incorporated by reference into the registration statement.

What are the material U.S. federal income tax considerations of my participating in the Exchange Offers?, page 5
6.	Please provide a clear statement on whether the exchange offer will be a taxable transaction to investors and briefly disclose the material tax consequences. Also disclose that you have received a tax opinion and identify counsel. We note the disclosure on page 10 and 11.

Response: The Company has amended the disclosures on pages 5 and 11 of the registration statement in accordance with the Staff’s comment.
Selected Financial Data, page 24
7.	We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please provide the information required by Item 1010(c)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response: The Company has added the additional required selected financial data in accordance with the Staff’s comment and Regulations S-X and M-A.
Terms of the Exchange Offers, page 25
8.	Revise your disclosure in the third full paragraph on page 26 to clarify that you will return tendered shares “promptly,” not “as promptly as practicable,” after the Expiration Date. Please make similar revisions to the disclosure on pages 30 and 31. See Rule 14e-1(c).

Response: The Company has amended disclosures on pages 26, 30 and 31 of the registration statement in accordance with the Staff’s comment.
Conditions to the Exchange Offers, page 32
9.	We note the representation that Johnson Controls may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by Johnson Controls.

Response: The Company has amended the penultimate paragraph of the referenced section in accordance with the Staff’s comment.
10.	Please reconcile your disclosure in the second to last paragraph on page 33 that offer conditions may be waived “at any or at various times” with the statement in the last paragraph that “all conditions to an Exchange Offer must be satisfied or waived prior to the expiration of such Exchange Offer.” Please revise to clarify that all conditions to the offer, other than those dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration.

Response: The Company has amended the referenced paragraph in accordance with the Staff’s comment.
11.	Please refer to the discussion on page 33 relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: The Company confirms that it understands that, depending on the materiality of the waived condition and the number of days remaining in an offer, the Company may be required to extend the offer and re-circulate new disclosure to security holders.
Material United States Federal Income Tax Considerations, page 50
12.	We note your statement in the first paragraph that you have not sought any opinion of counsel with respect your tax disclosure. However, you have filed as Exhibit 8.1 the short form tax opinion of Foley & Lardner. Therefore, please revise your disclosure to state clearly that the discussion in this section is the opinion of Foley & Lardner.

Response: The Company has amended the referenced paragraph in accordance with the Staff’s comment.
Exhibit 8.1
13.	Please remove the qualification in the last paragraph “insofar as such description constitutes statements of U.S. federal income tax law or legal conclusions.”

Response: The Company has filed a revised opinion of Foley & Lardner LLP that removed the qualification in accordance with the Staff’s comment.
* * *

     If, after reviewing the Company’s responses above, you have additional comments or need further information, please contact me at (414) 524-3422 or our outside securities counsel, Patrick G. Quick of Foley & Lardner LLP, at (414) 297-5678.
Sincerely,
/s/ R. Bruce McDonald
R. Bruce McDonald
Executive Vice President and
Chief Financial Officer
cc:
Craig Slivka
Song Brandon
     Securities and Exchange Commission
Frank A. Voltolina
Jerome D. Okarma
     Johnson Controls, Inc.
Patrick G. Quick
Mark T. Plichta
     Foley & Lardner LLP
Edward S. Best
Bruce F. Perce
     Mayer Brown LLP